EXHIBIT 21

SUBSIDIARIES OF THE DIXIE GROUP, INC.

SUBSIDIARY	STATE/COUNTRY OF INCORPORATION
BRETLIN, INC.	GA
FABRICA INTERNATIONAL	CA
C-KNIT APPAREL, INC.	TN
MASLAND CARPETS, LLC	GA

SUBSIDIARIES OF BRETLIN, INC.

CANDLEWICK YARNS, INC.	TN
DIXIE GROUP LOGISTICS, INC.	GA